EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference (i) in the Registration Statement (Form S-8 No. 333-140576) pertaining to the 2007 Omnibus Equity Incentive Plan of Fortress Investment Group LLC and (ii) in the Registration Statement (Form S-3 No. 333-153689) and in the related Prospectus of Fortress Investment Group LLC for the registration of Class A Shares, Preferred Shares, Depositary Shares, Warrants, Subscription Rights, Purchase Contracts and Purchase Units of our report dated March 15, 2009 (except for Notes 2 and 11, as to which the date is May 12, 2009) with respect to the consolidated and combined financial statements of Fortress Investment Group LLC and our report dated March 15, 2009, with respect to the effectiveness of internal control over financial reporting of Fortress Investment Group LLC, included in this Current Report on Form 8-K dated May 12, 2009.
/s/ Ernst & Young LLP
New York, New York
May 12, 2009